FORM 4

[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5
    obligations may continue.
    See Instruction 1(b)

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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1.       Name and Address of Reporting Person*


Lewisohn                          Oscar                             M.
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(Last)                           (First)                         (Middle)

c/o Soditic Limited
Wellington House, 125 Strand
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                                    (Street)


London                           United Kingdom                         WC2R 0AP
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 (City)                              (State)                              (Zip)

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2.       Issuer Name and Ticker or Trading Symbol

Maxcor Financial Group Inc.
(Common Stock:  "MAXF")

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3.       IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.       Statement for Month/Year

09/2000

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5.       If Amendment, Date of Original (Month/Year)
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6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

( X )    Director                                   (   )  10% Owner
(   )    Officer (give title below)                 (   )  Other (specify below)

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7.       Individual or Joint/Group Filing (Check applicable line)

( X )    Form filed by One Reporting Person
(   )    Form filed by More than One Reporting Person
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* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security                 2.  Transaction Date      3.  Transaction Code  4.  Securities Acquired (A) or
     (Instr. 3)                           (Month/Day/Year)          (Instr. 8)            Disposed of (D)
                                                                                          (Instr. 3, 4 and 5)
                                                                    ------------------    ------------------------------------------
                                                                    Code       V            Amount           (A) or (D)       Price
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
a.  Common Stock, par value $.001               9/6/00               P                       1100                A          $1.53125
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b.  Common Stock, par value $.001               9/6/00               P                       5000                A          $1.5625
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c.  Common Stock, par value $.001               9/7/00               P                       1000                A          $1.50
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d.  Common Stock, par value $.001               9/8/00               P                       5000                A          $1.50
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e.  Common Stock, par value $.001               9/8/00               P                       3000                A          $1.625
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f.  Common Stock, par value $.001               9/11/00              P                       1000                A          $1.875
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g.  Common Stock, par value $.001               9/12/00              P                       1000                A          $1.750
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h.  Common Stock, par value $.001               9/13/00              P                       2900                A          $1.8647
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5.  Amount of Securities Beneficially       6.   Ownership Form:                7.   Nature of Indirect
    Owned at End of Month                        Direct (D) or Indirect (I)          Beneficial Ownership
    (Instr. 3 and 4)                             (Instr. 4)                          (Instr. 4)
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a.
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b.
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c.
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d.
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e.
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f.
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g.
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h.             20,000*                                   D
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

Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
          (E.G, PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/            (Instr. 8)      Securities
   (Instr. 3)     Derivative     Day/                               Acquired (A)
                  Security       Year)                              or Disposed
                                                                    of (D)


                                                --------------------------------------
                                                      Code    V    (A)      (D)
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

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

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
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
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                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
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

Explanation of Responses:

* In addition to the shares of the common stock, par value $.001 ("Common Stock"), of the Issuer reported herein as directly beneficially owned, the reporting person is a settlor, but neither a trustee nor a beneficiary, of a trust that, as of September 30, 2000, held 69,143 shares of Common Stock. The trust was established for the benefit of certain immediate family members who do not share the reporting person's household and the reporting person does not retain any power to revoke the trust. Accordingly, the reporting person disclaims beneficial ownership of, and any pecuniary interest in, the shares held by the trust.




    /s/ O. Lewisohn                                          October 6, 2000
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**Signature of Reporting Person                                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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